As of April 30, 2011, the following persons or entities now own more than 25% of a funds voting securities.

Person/Entity

AMERITRADE INC.
ACCESS FLEX HIGH YIELD                    36.92%

CHARLES SCHWAB AND CO INC
ACCESS FLEX BEAR HIGH YIELD               50.61%


As of April 30, 2011, the following
persons or entities no longer own
more than 25% of a funds voting securities.

Person/Entity

TRUST COMPANY OF AMERICA
ACCESS FLEX HIGH YIELD                    11.78%